UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54653

AUGUSTA GOLD CORP.
(Exact name of registrant as specified in its charter)

Suite 555 – 999 Canada Place,
Vancouver, BC, Canada
(604) 687-1717
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share
Warrants to purchase Common Stock at an exercise price of C$2.30
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.0001 par value per share (the “Common Shares”): one (1) holder*
Warrants to purchase Common Stock at an exercise price of C$2.30 (the “2023 Warrants”): 18 holders**

* Effective as of 12:01 a.m. Pacific Time on October 23, 2025 (the “Effective Time”), upon the terms and subject to the conditions set forth in that Agreement and Plan of Merger, dated as of July 15, 2025 (as amended from time to time, the “Merger Agreement”) by and among Augusta Gold Corp. (“Augusta Gold”), a Nevada corporation, AngloGold Ashanti (U.S.A.) Holdings Inc., a Delaware corporation (“Parent”), Exploration Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and joined by AngloGold Ashanti Holdings plc, a public limited company existing under the laws of the Isle of Man, for the limited purposes specified in the Merger Agreement, Merger Sub merged with and into Augusta Gold, with Augusta Gold continuing as the surviving corporation and as a wholly-owned subsidiary of Parent.  Parent and Merger Sub are indirect wholly-owned subsidiaries of AngloGold Ashanti plc (“AngloGold Ashanti”) and HoldCo is a direct wholly-owned subsidiary of AngloGold Ashanti.  At the Effective Time, each outstanding Common Share was automatically converted into the right to receive C$1.70 in cash, without interest (the “Merger Consideration”), subject to any applicable withholding taxes required by applicable legal requirements.  As a result, Augusta Gold became an indirect wholly-owned subsidiary of AngloGold Ashanti.

** In accordance with their terms, at the Effective Time, the 2023 Warrants became exercisable for the Merger Consideration of C$1.70. There is no adjustment to the exercise price of the 2023 Warrants, which remains C$2.30 per Common Share. The 2023 Warrants will remain outstanding following the Effective Time until they expire pursuant to their terms on January 20, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Augusta Gold Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 23, 2025
Augusta Gold Corp.

By:	/s/ Marcelo Godoy
	Name:	Marcelo Godoy
	Title:	President and Director